CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Launches Global Learning Platform to Emerging Markets

March 7th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) has launched its Global Learning Center (“GLC”) platform featuring an advanced video conferencing infrastructure that will allow CIBT to offer accredited western programs to emerging Asian countries from CIBT’s new teaching studio based in Vancouver, Canada, an addition to its Beijing studio. The GLC platform is composed of teaching studios broadcasting lectures to GLC classrooms located in partner institutions across Asia.  It provides students and teachers a live and interactive learning environment, in which open dialogue is conducted in real time. Each GLC classroom will have an in-class certified teacher to support the western teachers at the studio and provide the students with face to face interaction. In addition, students will have access to video recorded lectures over the internet.

Demand for western education in Asia is increasing rapidly due to the higher earning potential for graduates who work for multinational companies or emigrate overseas. However, to deliver western education in Asia is an expensive proposition. Typical asynchronous online learning does not provide the type of interaction and in-class support that students have grown accustomed to in a traditional classroom environment.  The GLC platform will combine the scalability and delivery of online learning with the benefits of classroom interaction. Each GLC teaching studio can connect with up to 5 different classrooms from various cities or countries, and is expected to be in operation 7 days a week. This will enable CIBT to leverage its current Canadian curriculum and western teachers to increase enrolment capacity from across the globe.

The GLC platform will be launched initially with an English Teacher Certification program called TESOL program.  The TESOL program will give graduates from CIBT’s GLC classrooms in Asia an internationally recognized certification by an accredited Canadian institution. Future courses will include a variety of diploma and degree programs currently offered at CIBT’s Group of schools, such as university preparation, tourism and hospitality management, healthcare, business management, English language training, and overseas study programs.

With China and many parts of Asia’s rapid economic development and the rising demand for western education, Asia based institutions are seeking ways to improve quality, efficiency, and competitiveness.  The GLC business model is designed to provide Asia-based schools with western accredited programs delivered by western teachers at reduced costs. These benefits will increase the competitiveness of partner schools while enabling students to further their education and transfer credits to CIBT’s international network of universities and colleges located at over twelve English speaking countries.

For further information on CIBT’s Global Learning Center, please visit our website at www.cibt.net/glc.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statements in this news release that state the future plans of the GLC platform and the benefits to partner schools, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered through the GLC platform; uncertainties as to the acceptance of the GLC platform in Asia; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.